                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                               FOR ANNUAL REPORTS
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For The Fiscal Year Ended December 31, 1999


                         Commission file number 0-19860


                             SCHOLASTIC CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                             SCHOLASTIC CORPORATION

                  IRS Employer Identification Number 13-3385513

                                  555 BROADWAY
                            NEW YORK, NEW YORK 10012
                                 (212) 343-6100

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
TABLE OF CONTENTS



                                                                   PAGE NUMBER

Report of Independent Auditors                                          1

Statements of net assets available for benefits                         2

Statement of changes in net assets available for benefits               3

Notes to financial statements                                          4-8

Schedule of nonexempt transactions                                      9

Schedule of assets held for investment purposes at end of year         10

Signatures                                                             11

Exhibits                                                               12

Consent of Independent Auditors                                        13

                         REPORT OF INDEPENDENT AUDITORS


TO THE RETIREMENT PLAN COMMITTEE OF THE BOARD OF DIRECTORS OF SCHOLASTIC CORPORATION


We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's Retirement Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions and the schedule of assets held for investment purposes at end of year as of December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Retirement Plan Committee. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                           /s/ Ernst & Young LLP

New York, New York
June 5, 2000

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
(AMOUNTS IN THOUSANDS)


                                                                          DECEMBER 31,
                                                                 1999                     1998
                                                                 ----                     ----
INVESTMENTS, AT FAIR VALUE
   The George Putnam Fund of Boston                           $   20,338               $  23,449
   Putnam Investors Fund                                          18,608                  13,510
   Fidelity Spartan U.S. Equity Index Fund                        15,323                  12,349
   Scholastic Corporation Common Stock                             9,079                   7,381
   Fidelity Retirement Money Market Fund                           8,190                   7,337
   Putnam New Opportunities Fund                                   7,728                   2,950
   The Putnam Fund for Growth & Income                             3,824                   2,410
   Putnam Income Fund                                              1,875                   2,039
   Putnam OTC & Emerging Growth Fund                               5,834                   1,402
   Putnam Asset Allocation Fund - Growth Portfolio                 1,898                   1,090
   Putnam International Growth Fund                                2,888                   1,037
   Putnam Asset Allocation Fund - Balanced Portfolio               1,525                     747
   Putnam Asset Allocation Fund - Conservative Portfolio             938                     407
                                                              ----------               ---------
      TOTAL INVESTMENTS                                           98,048                  76,108
                                                              ----------               ---------

RECEIVABLES
   Loans receivable from participants                              2,510                   1,884
   Participants contribution receivable                              103                     220
   Employer contribution receivable                                   29                      81
                                                              ----------               ---------
      TOTAL RECEIVABLES                                            2,642                   2,185
                                                              ----------               ---------

CASH                                                                   8                      --
                                                              ----------               ---------

NET ASSETS AVAILABLE FOR BENEFITS                             $  100,698               $  78,293
                                                              ==========               =========


                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
(AMOUNTS IN THOUSANDS)


Interest and dividend income                                          $   4,881
                                                                      ---------

Contributions
   Employer                                                               3,181
   Participants                                                           8,206
   Rollovers                                                              1,061
                                                                      ---------
   Total contributions                                                   12,448
                                                                      ---------

   TOTAL ADDITIONS                                                       17,329

Distributions to participants                                            (6,225)

Net realized and unrealized appreciation in fair value
  of investments                                                         11,301
                                                                      ---------

   NET INCREASE                                                          22,405

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                     78,293
                                                                      ---------
   End of year                                                        $ 100,698
                                                                      =========



                             SEE ACCOMPANYING NOTES

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

================================================================================

1. DESCRIPTION OF THE PLAN

GENERAL
The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and subsequently amended effective January 1, 1999 (the "Plan"), formerly the Scholastic Inc. 401(k) Savings and Retirement Plan, is a defined contribution plan sponsored by Scholastic Corporation (the "Company"). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company which has delegated certain responsibility and authority to the Company's Administrative Committee which is composed of members of senior management of the Company (the "Retirement Plan Committee", and to the extent delegated to the Administrative Committee, collectively the "Committee"). Putnam Fiduciary Trust Company serves as Trustee for the Plan (the "Trustee"). In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, "Putnam") also provide administrative and recordkeeping services on behalf of the Plan (the "Record Keeper"). Investment products offered to participants under the Plan, other than the Company's Common Stock ("Company Stock") are provided by Putnam and Fidelity Investments Institutional Services Company.

This description of the Plan provides only general information and is presented to assist in understanding the Plan's financial statements. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

PLAN AMENDMENTS
As mentioned above, the plan document was amended and restated effective January 1, 1998 and subsequently amended effective January 1, 1999. Significant changes to the Plan effective January 1, 1998 include: (I) daily valuations instead of monthly valuation of participant account, participant enrollment, contribution rate changes and participant directed transfer of assets among investment funds;
(II) modification of the Plan's transfer election rule to permit transfers in multiples of 1% rather than in multiples of 10%; and (III) using forfeitures generated from non-vested terminated participant accounts to reduce the Company's matching contribution rather than allocating such amounts to active participant accounts. The amendment effective January 1, 1999 amended the plan eligibility requirements to be as of the date of hire rather than after the completion of six months service. Additionally, the plan was amended to reflect Scholastic Corporation as the defined "Company" under the Plan with all of the powers, authority and responsibility of the Company as outlined under the Plan.

ELIGIBILITY
Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than "leased" employees) who have attained the age of 18 ("Eligible Employees"). Eligible Employees may enroll into the Plan on any business day after they become eligible to participate in the Plan.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Internal Revenue Code, as amended (the "Code"), Eligible Employees may contribute during the Plan Year at the participant's election into any of the Plan's fund options, in pre-tax and/or after-tax compensation dollars; provided, that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

PRE-TAX COMPENSATION CONTRIBUTIONS: Pre-tax compensation contributions are limited to $10,000 for the Plan year ended December 31, 1999.

AFTER-TAX COMPENSATION CONTRIBUTIONS: After-tax compensation contributions are limited to 15% of annual salary, overtime, bonuses and commissions, ("Compensation") subject to the requirements of the Code. Pursuant to the limits set by the Company, contributions from employees having Compensation in excess of $80,000 ("Highly Compensated Employees"), may be limited to a contribution of 6% of their Compensation.

ROLLOVER CONTRIBUTIONS: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an "eligible rollover plan" which meets the requirements of the Code at the time of the transfer ("Rollover Contributions").

EMPLOYER CONTRIBUTIONS
Under the Plan, the Company contributes a percentage of participant's Compensation, as determined by the Committee, at its sole discretion. The Company's contributions for the benefit of the Plan participants are made in cash in an amount equal to a percentage of the participant's pre-tax contributions. For the Plan year ended December 31, 1999, the Company contributed an amount equal to 100% of the first one hundred dollars of a participant's contribution and 50% thereafter of the participant's pre-tax compensation contributions, up to a maximum amount equal to 6% of the participant's Compensation.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all participants regardless of whether they elected to make pre-tax contributions to the Plan ("Discretionary Contributions"). The amount of such discretionary contributions is to be determined by the Board of Directors. No discretionary contributions were made to the Plan by the Company for the year ended December 31, 1999.

Forfeitures are used to offset the Company's matching contributions. Forfeitures for the year ended December 31, 1999 amounted to approximately $200,000.

VESTING
Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching contributions made by the Company and its domestic subsidiaries vest at the rate of 20% per year of service by a participant. A participant becomes 100% vested after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS
A participant's account may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a participant, for any reason, may withdraw all or a portion of after-tax contributions. All distributions from the Plan are in cash or, if elected by the participant, in whole shares of Company Stock, to the extent that the participant is invested in the Company Stock. In the event of attainment of age 59-1/2, a participant may withdraw his entire vested balance during employment. Benefits payable as of December 31, 1999 and 1998 were $55,000 and $600, respectively.

In the event of a hardship, a participant may withdraw during employment such portion of his or her account as the Committee may determine is necessary to meet such hardship. In addition, once each Plan year, participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a participant have more than one principal residence loan outstanding or more than two outstanding loans at anytime. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions, or in such manner as the Committee shall determine, over a period not to exceed five years, except for certain loans made to purchase a participant's principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES
The Company and its domestic subsidiaries pay substantially all of the Plan expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The financial statements of the Plan are prepared in accordance with generally accepted accounting principles as well as Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan's accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

VALUATION OF INVESTMENTS
Investments in the Plan's funds are valued at redemption prices based on the net asset values of the funds. Investments in the Company's Common Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date. Loans receivable from participants are valued at cost which approximates fair value.

3. TAX STATUS

The Company received a favorable determination letter from the Internal Revenue Service as of November 1, 1995 that the Plan qualifies under Section 401(a) of the Code. Therefore, the Plan's assets are not subject to tax under Section 501(a) of the Code. The Plan is required to operate in conformity with the Code in order to maintain its qualification. To the Company's knowledge, no course of action or series of events have occurred or are likely to occur which would adversely affect the qualified status of the Plan. As a result of amending and restating the Plan, the Company is required to file for a new determination letter on or before December 31, 2001.

4. PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors of the Company, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the plan trustee. If however, upon a determination that the continuance of such an arrangement is not in the best interest of the Plan's participants, the Board of Directors may terminate the arrangement, and upon such termination, the trustee shall apply for the benefit of each participant (or beneficiary) the full value of such participant's account.

5. NONEXEMPT TRANSACTIONS

In two instances during 1999, the Company failed to remit Participant contributions and the related matching contributions on a timely basis. These failures to remit funds on a timely basis constitute nonexempt prohibited transactions under the Code. The Company has taken corrective action and funded the participant accounts, including payment of lost earnings on these amounts and is in the process of paying the applicable excise taxes.

6. INVESTMENTS

During 1999, the Plan's net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

   The George Putnam Fund of Boston                            $ (2,047)
   Putnam Investors Fund                                          4,175
   Fidelity Spartan U.S. Equity Index Fund                        2,399
   Scholastic Corporation Common Stock                            1,364
   Putnam New Opportunities Fund                                  2,379
   The Putnam Fund for Growth & Income                             (386)
   Putnam Income Fund                                              (158)
   Putnam OTC & Emerging Growth Fund                              2,483
   Putnam Asset Allocation Fund - Growth Portfolio                  164
   Putnam International Growth Fund                                 830
   Putnam Asset Allocation Fund - Balanced Portfolio                 98
                                                               --------
                                                               $ 11,301
                                                               ========

                                                                 EIN #13-3385513
                                                                       PLAN #004

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                              SCHEDULE G, PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                DECEMBER 31, 1999






                                                                                   DESCRIPTION OF TRANSACTIONS
                                                                                  INCLUDING MATURITY DATE, RATE
                                           RELATIONSHIP TO PLAN, EMPLOYER        OF INTEREST, COLLATERAL, PAR OR
IDENTITY OF PARTY INVOLVED                   OR OTHER PARTY-IN-INTEREST                   MATURITY VALUE
-------------------------------------------------------------------------------------------------------------------
Scholastic Corporation                               Employer                      Contributions and loans in
                                                                                   the amounts of $24,923
                                                                                   and $3,377 for the
                                                                                   January 8, 1999 payroll
                                                                                   were deposited on
                                                                                   June 23, 1999.  Investment
                                                                                   earnings of $2,822 were
                                                                                   allocated to the affected
                                                                                   participants.


Scholastic Corporation                               Employer                      Contributions of $218,152
                                                                                   for the bonus payroll of
                                                                                   August 13,1999 were
                                                                                   deposited on October 7,
                                                                                   1999.   Investment
                                                                                   earnings of $2,556 were
                                                                                   allocated to the affected
                                                                                   participants.

                                                                 EIN #13-3385513
                                                                       PLAN #004

            SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
                               SCHEDULE H, LINE 4I
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999
                             (AMOUNTS IN THOUSANDS)

   Identity of                        Description of                           Number                 Current
      Issue                             Investment                           of Shares                 Value
---------------------      -------------------------------------             ---------                -------
Putnam                     The George Putnam Fund of Boston                     1,249                 $20,338

Putnam                     Putnam Investors Fund                                  972                  18,608

Fidelity                   Fidelity Spartan U.S. Equity
                             Index Fund                                           294                  15,323

Scholastic Corp.*          Common Stock                                           146                   9,079

Fidelity                   Fidelity Retirement Money Market Fund                8,190                   8,190

Putnam                     Putnam New Opportunities Fund                           85                   7,728

Putnam                     The Putnam Fund for Growth and Income                  204                   3,824

Putnam                     Putnam Income Fund                                     295                   1,875

Putnam                     Putnam OTC and
                             Emerging Growth Fund                                 158                   5,834

Putnam                     Putnam Asset Allocation
                             Fund - Growth Portfolio                              125                   1,898

Putnam                     Putnam International Growth Fund                        97                   2,888

Putnam                     Putnam Asset Allocation
                             Fund - Balanced Portfolio                            118                   1,525

Putnam                     Putnam Asset Allocation
                             Fund - Conservative Portfolio                         89                     938

Loans Receivable           6.5% - 9.5% interest rate,
  from Participants        repayment terms:  2 to 10 years                         -                    2,510

Cash                                                                                                        8
                                                                                                     --------
                                                                                                     $100,566
                                                                                                     ========


*Indicates party-in-interest to the Plan.

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           SCHOLASTIC CORPORATION 401(k) SAVINGS
                             AND RETIREMENT PLAN



                           /s/ Kevin J. McEnery
Date:  June 23, 2000       ----------------------------------------------------
                           Kevin J. McEnery
                           EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                           AND MEMBER OF THE RETIREMENT PLAN COMMITTEE AND
                           ADMINISTRATIVE COMMITTEE OF THE
                           SCHOLASTIC CORPORATION 401(K) SAVINGS AND
                           RETIREMENT PLAN

EXHIBITS



EXHIBIT NO.                   DOCUMENT

23                            Consent of Independent Auditors